                                              Filed by Sterling Bancshares, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                     Subject Company: Community Bancshares, Inc.
                                                   Commission File No. 000-20750

                                                          Date: October 18, 2001



Sterling Bancshares, Inc. has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register shares of Sterling Bancshares' common stock to be issued in one or more transactions involving the acquisitions of other businesses, properties or securities. In connection with the proposed transaction among Sterling Bancshares, Sterling Bancorporation, Inc. and Community Bancshares, Inc., the shares of common stock to be issued by Sterling Bancshares to the shareholders of Community Bancshares have been registered under the registration statement on Form S-4 previously filed with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and prospectus included within the registration statement, together with the prospectus supplement filed by Sterling Bancshares because they contain important information about Sterling Bancshares. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus and prospectus supplement may also be obtained by directing a request through the investor relations portion of Sterling Bancshares' website at http://banksterling.com or by mail to Sterling Bancshares, Inc., 2550 North Loop West, Suite 600, Houston, Texas 77092, Attn:
Investor Relations. Sterling's telephone number is (713) 466-8300.

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including, but not limited to, the following: general business and economic conditions in the markets Sterling Bancshares serves may be less favorable than anticipated which could decrease the demand for loan, deposit and other financial services and increase loan delinquencies and defaults; changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments; Sterling Bancshares' liquidity requirements could be adversely affected by changes in its assets and liabilities; legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry; competitive factors may increase, including product and pricing pressures among financial services organizations; and changes in fiscal and governmental policies of the United States federal government could have an adverse effect on Sterling Bancshares' business. Please also read the additional risks and factors described from time to time in Sterling Bancshares' reports filed with the Securities and Exchange Commission, including Sterling Bancshares' Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

The following is a press release issued on October 18, 2001, by Sterling Bancshares concerning its financial results for the third quarter ending September 30, 2001.

                                  NEWS RELEASE


For More Information Contact:         For Immediate Release  - October 18, 2001
Eugene Putnam, Chief Financial Officer
713-507-7292



STERLING BANCSHARES REPORTS 18% INCREASE IN OPERATING EARNINGS PER SHARE

HOUSTON, TEXAS -- Sterling Bancshares, Inc. (Nasdaq: SBIB) today reported operating income for the third quarter of 2001 of $8.7 million or $.20 per diluted share, up 18% from the $.17 per diluted share earned in the third quarter of 2000. Including $1.2 million in before-tax charges relating to the previously announced acquisition of Lone Star Bancorporation, Inc., reported net income for the quarter ended September 30, 2001 totaled $7.9 million or $.18 per diluted share. For the third quarter of 2001, reported return on average assets was 1.23% and return on average common equity was 16.48%.

On August 23, 2001 Sterling Bancshares completed its merger with Lone Star Bancorporation, Inc. The merger was accounted for as a pooling-of-interests business combination. Accordingly, all consolidated financial information reflects the results of operations of both Sterling and Lone Star, on a combined basis, for all periods presented.

On July 24, 2001, Sterling Bancshares declared a three-for-two stock split, effected in the form of a stock dividend, to all shareholders of record on September 4, 2001. All financial information presented reflects the three-for-two split.

For the first nine months of 2001, operating income was $23.9 million or $.56 per diluted share, up 17% from the $.48 per diluted share earned in the first nine months of 2000. Including $1.0 million in before-tax charges in the first quarter of 2001 related to the acquisition of CaminoReal Bancshares and $1.2 million in before-tax charges related to the acquisition of Lone Star Bancorporation, Inc., reported net income for the first nine months of 2001 was $22.4 million. For the first nine months of 2001, reported return on average assets was 1.26% and return on average common equity was 16.81%.

"The Texas economy continued to grow during the third quarter, which combined with our relationship approach to serving owner-operated businesses led to a record level of earnings," commented J. Downey Bridgwater, President. "Our third quarter results clearly indicate the success of our franchise, and we look forward to continued growth of our loan and deposit portfolios in Houston as well as San Antonio and Dallas."

"Over the past eighteen months, we have taken additional steps to strengthen our credit review function. With the national economy slowing, we are pleased to report that our loan


                                     -more-

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 2



portfolio has continued to grow while our credit quality has remained relatively stable. Additionally, our mortgage company continues to post record results, in part due to the low interest-rate environments."

Tax equivalent net interest income was $32.7 million in the third quarter of 2001, up 22% from the third quarter of 2000. For the first nine months of 2001, tax equivalent net interest income was $92.2 million, up 17% from the first nine months of 2000. The net interest margin for the third quarter of 2001 was 5.78%. Average loans held for investment for the third quarter of 2001 were $1.6 billion, up 25% from the third quarter of last year. Average deposits for the quarter ended September 30, 2001 were $2.1 billion, a 28% increase from the same period a year ago.

Noninterest income was $14.2 million in the third quarter, up 35% from the third quarter of last year. For the first nine months of 2001, noninterest income was $46.4 million, up 66% from the first nine months of 2000. Noninterest income represented 30% of total revenue in the third quarter of 2001. Noninterest expense was $29.9 million for the third quarter of 2001, up from the $24.1 million in the third quarter of 2000. For the first nine months of 2001, noninterest expenses, excluding one-time merger charges related to the acquisitions of CaminoReal Bancshares and Lone Star Bancorporation Inc. were $92.3 million, up from the $69.2 million reported in the first nine months of 2000.

Net charge-offs in the third quarter of 2001 were $2.0 million or .45% of average loans, compared to $1.8 million or .52% of average loans in the third quarter of last year. For the first nine months of 2001, net charge-offs were $5.9 million or .48% of average loans, compared to $4.9 million or .50% of average loans in 2000. The provision for loan losses was $3.1 million for the third quarter and $8.6 million for the first nine months of 2001, up from $2.4 million and $6.8 million respectively in 2000. The allowance for loan losses at September 30, 2001 was $21.4 million and represented 1.37% of loans held for investment, up from 1.24% a year ago.

Nonperforming assets were $15.5 million at September 30, 2001 or .89% of loans and foreclosed properties. Nonperforming assets at September 30, 2001 comprised
 .61% of total assets, compared to .55% at June 30, 2001 and .42% a year ago.

At September 30, 2001, Sterling had total assets of $2.5 billion and total deposits of $2.1 billion. Equity capital of $191.5 million represented 7.54% of total assets. Book value per share was $4.53.

In conjunction with Sterling's third quarter earnings release, George Martinez, Chairman; Downey Bridgwater, President; and Eugene Putnam, Chief Financial Officer invite you to listen to its conference call that will be broadcast live over the Internet on Friday, October 19, 2001 at 10:00AM EST. To participate, please visit Sterling's web site at www.banksterling.com.

Sterling Bancshares, Inc. is a Houston-based bank holding company that operates 36 community-banking offices in the greater metro areas of Dallas, Houston, San Antonio,



                                     -more-

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 3





and South Texas. Sterling also provides mortgage-banking services through its 80 percent-owned subsidiary, Sterling Capital Mortgage Company. Sterling's common stock is traded through the Nasdaq National Market System under the symbol SBIB. For more information on Sterling Bancshares, please visit the company's web site at www.banksterling.com.

Except for historical information contained herein, this press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including, but not limited to, the following: general business and economic conditions in the markets the Company serves may be less favorable than anticipated which could decrease the demand for loan, deposit and other financial services and increase loan delinquencies and defaults; changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments; the Company's liquidity requirements could be adversely affected by changes in its assets and liabilities; legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry; competitive factors may increase, including product and pricing pressures among financial services organizations; and changes in fiscal and governmental policies of the United States federal government could have an adverse effect on the Company's business. Please also read the additional risks and factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.


                                     -more-

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 4






                                     -more-

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 4


                            STERLING BANCSHARES, INC.
                                    UNAUDITED
                (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)



                                                     QUARTER ENDED                           NINE MONTHS ENDED
                                                     SEPTEMBER 30,                               SEPTEMBER 30,
                                                -----------------------         %          -----------------------         %
EARNINGS SUMMARY                                  2001           2000        CHANGE          2001           2000        CHANGE
                                                ---------     ---------     ---------      ---------     ---------     ---------
Interest income                                 $  44,895     $  43,469          3.28%     $ 131,700     $ 124,218          6.02%
Interest expense                                   12,556        17,021        (26.23)%       40,735        46,603        (12.59%)
                                                ---------     ---------     ---------      ---------     ---------     ---------
Net interest income                                32,339        26,448         22.27%        90,965        77,615         17.20%
Provision for loan losses                           3,120         2,405         29.73%         8,592         6,774         26.84%
Noninterest income                                 14,171        10,477         35.26%        46,384        28,009         65.60%
Noninterest expense                                29,907        24,089         24.15%        92,290        69,247         33.28%
Conversion costs related to acquisitions            1,194            --            --          2,224            --            --
                                                ---------     ---------     ---------      ---------     ---------     ---------
Earnings before income taxes                       12,289        10,431         17.81%        34,243        29,603         15.67%
Provision for income taxes                          4,416         3,232         36.63%        11,841         9,205         28.64%
                                                ---------     ---------     ---------      ---------     ---------     ---------
Net earnings                                        7,873         7,199          9.36%     $  22,402     $  20,398          9.82%
                                                =========     =========     =========      =========     =========     =========
Basic earnings per share                        $    0.19     $    0.17          7.76%     $    0.53     $    0.49          8.55%
                                                =========     =========     =========      =========     =========     =========
Basic weighted average shares
     outstanding                                   42,263        41,645          1.48%        42,052        41,565          1.17%
                                                =========     =========     =========      =========     =========     =========
Diluted earnings per share                      $    0.18     $    0.17          7.08%     $    0.52     $    0.48          7.69%
                                                =========     =========     =========      =========     =========     =========
Diluted weighted average shares
     outstanding                                   43,224        42,323          2.13%        42,942        42,109          1.98%
                                                =========     =========     =========      =========     =========     =========
Cash diluted earnings per share                 $    0.19     $    0.17          8.86%     $    0.54     $    0.49         10.10%
                                                =========     =========     =========      =========     =========     =========

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 5



                            STERLING BANCSHARES, INC.
                                    UNAUDITED
                (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)



                                                                      AVERAGE FOR QUARTER ENDED
                                             --------------------------------------------------------------------------------
                                             SEPTEMBER 30,       JUNE 30,        MARCH 31,      DECEMBER 31,     SEPTEMBER 30,
BALANCE SHEET SUMMARY                            2001             2001             2001             2000             2000
                                             ------------     ------------     ------------     ------------     ------------
Loans available for sale                     $    177,610     $    180,566     $    145,195     $    102,708     $    102,959
Loans held for investment                       1,558,697        1,540,352        1,373,500        1,305,381        1,245,870
Total loans                                     1,736,307        1,720,918        1,518,695        1,408,089        1,348,829
Total investment securities                       361,273          370,216          307,431          435,720          504,010
Earning assets                                  2,248,111        2,210,358        1,887,530        1,902,396        1,937,760
Total assets                                    2,538,475        2,490,034        2,111,703        2,100,959        2,142,843
Noninterest bearing deposits                      706,271          667,495          566,869          556,258          550,847
Interest bearing deposits                       1,374,870        1,365,119        1,179,649        1,107,248        1,070,968
Total deposits                                  2,081,141        2,032,614        1,746,518        1,663,506        1,621,815
Other borrowings                                  183,164          193,569          143,033          230,215          322,245
Note payable                                        1,600            1,600            1,600            1,600               52
Trust issued preferred securities                  57,500           57,500           35,938           28,750           28,750
Preferred equity                                      385              397              484              731            1,116
Common equity                                     189,567          181,236          168,314          163,784          156,541


                                                    AVERAGE FOR
                                                    NINE MONTHS
                                                ENDED SEPTEMBER 30,
                                             ---------------------------             %
BALANCE SHEET SUMMARY                            2001             2000            CHANGE
                                             ------------     ------------     ------------
Loans available for sale                     $    167,909     $     80,176           109.43%
Loans held for investment                       1,491,510        1,225,456            21.71%
Total loans                                     1,659,419        1,305,632            27.10%
Total investment securities                       349,504          517,712           (32.49)%
Earning assets                                  2,117,122        1,886,022            12.25%
Total assets                                    2,382,121        2,082,875            14.37%
Noninterest bearing deposits                      647,388          530,133            22.12%
Interest bearing deposits                       1,307,626        1,045,247            25.10%
Total deposits                                  1,955,014        1,575,380            24.10%
Other borrowings                                  173,857          314,853           (44.78)%
Note payable                                        1,600               18          8788.89%
Trust issued preferred securities                  51,287           28,750            78.39%
Preferred equity                                      428            1,090           (60.73)%
Common equity                                     178,209          149,595            19.13%


                                                                                   ENDING BALANCE
                                                  ---------------------------------------------------------------------------------
                                                   SEPTEMBER 30,     JUNE 30,         MARCH 31,       DECEMBER 31,    SEPTEMBER 30,
BALANCE SHEET SUMMARY                                 2001             2001             2001             2000             2000
                                                  -------------    -------------    -------------    -------------    -------------
Loans available for sale                          $     177,868    $     206,323    $     215,821    $     139,148    $     126,084
Loans held for investment                             1,564,291        1,555,117        1,525,918        1,345,842        1,280,066
                                                  -------------    -------------    -------------    -------------    -------------
Total loans                                           1,742,159        1,761,440        1,741,739        1,484,990        1,406,150
Securities purchased with an agreement to resell         82,577           45,189           48,881           37,863           33,099
Trading Assets                                           61,547           62,971               --               --               --
Investment securities                                   351,212          368,853          378,790          308,202          489,134
Allowance for credit losses                             (21,431)         (20,293)         (19,631)         (16,862)         (15,909)
Premises and equipment                                   54,904           55,388           54,246           47,099           46,578
Goodwill, net                                            26,475           26,637           25,820            5,952            6,067
Total assets                                          2,540,553        2,532,944        2,476,953        2,077,214        2,185,254
Noninterest bearing deposits                            757,883          738,994          686,635          598,251          576,023
Interest bearing deposits                             1,391,057        1,368,883        1,377,014        1,120,571        1,086,476
Total deposits                                        2,148,940        2,107,877        2,063,649        1,718,822        1,662,499
Other borrowings                                        112,568          164,160          155,390          140,364          320,523
Note payable                                              1,600            1,600            1,600            1,600            1,600
Total liabilities                                     2,287,702        2,290,356        2,242,207        1,879,587        1,995,663
Minority interest in Sterling Capital Mortgage            3,434            2,816            2,290            2,052            1,729
Trust issued preferred securities                        57,500           57,500           57,500           28,750           28,750
Preferred equity                                            385              385              401              566              787
Common equity                                           191,532          181,887          174,555          166,259          158,325

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 6




                            STERLING BANCSHARES, INC.
                                    UNAUDITED
                (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)


                                                     SEPTEMBER 30,     JUNE 30,     MARCH 31,     DECEMBER 31,    SEPTEMBER 30,
NONPERFORMING ASSETS                                     2001            2001         2001            2000            2000
                                                     ------------    ----------    -----------    ------------    ------------
Nonaccrual loans                                     $     11,585    $   11,127    $    10,432    $      8,297    $      7,431
Restructured loans                                             --            --          1,356           1,298              --
Other real estate                                           1,887         1,738          1,895           1,702           1,445
Other repossessed assets                                      205           200            153             192             107
Accruing loans past due 90 days or more                     1,867           841            299             626             213
                                                     ------------    ----------    -----------    ------------    ------------
   Total nonperforming assets                        $     15,544    $   13,906    $    14,135    $     12,115    $      9,196
                                                     ============    ==========    ===========    ============    ============

Total nonperforming assets as a
   percentage of loans, ORE and ORA                          0.89%         0.79%          0.81%           0.81%           0.65%
                                                     ============    ==========    ===========    ============    ============


                                                                                   QUARTER ENDED
                                                     -----------------------------------------------------------------------------
                                                     SEPTEMBER 30,     JUNE 30,       MARCH 31,      DECEMBER 31,     SEPTEMBER 30,
ALLOWANCE FOR LOAN LOSSES                                2001            2001           2001             2000             2000
                                                     ------------     ----------     -----------     ------------     ------------
Balance at beginning of period                       $     20,293     $   19,631     $    16,862     $     15,909     $     15,274
Loans charged off                                          (2,130)        (2,719)         (1,990)          (2,199)          (1,937)
Loan recoveries                                               148            269             504              258              167
                                                     ------------     ----------     -----------     ------------     ------------
   Net charge-offs                                         (1,982)        (2,450)         (1,486)          (1,941)          (1,770)
Provision for loan losses                                   3,120          3,112           2,360            2,894            2,405
Acquisition of CaminoReal Bank                                 --             --           1,895               --               --
                                                     ------------     ----------     -----------     ------------     ------------
Balance at end of period                             $     21,431     $   20,293     $    19,631     $     16,862     $     15,909
                                                     ============     ==========     ===========     ============     ============

Allowance for loan losses as a
   percentage of total loans                                 1.23%          1.15%           1.13%            1.14%            1.13%
                                                     ============     ==========     ===========     ============     ============

Allowance for loan losses as a
   percentage of total loans held for investment             1.37%          1.30%           1.29%            1.25%            1.24%
                                                     ============     ==========     ===========     ============     ============

Allowance for loan losses as a
   percentage of nonperforming assets                      137.87%        145.93%         138.88%          139.18%          173.00%
                                                     ============     ==========     ===========     ============     ============

Net charge-offs as a percentage of
   average loans (annualized)                                0.45%          0.57%           0.40%            0.55%            0.52%
                                                     ============     ==========     ===========     ============     ============

Provision for loan losses as a percentage of
   average loans (annualized)                                0.71%          0.73%           0.63%            0.82%            0.71%
                                                     ============     ==========     ===========     ============     ============

                                                                               QUARTER ENDED
                                                     ---------------------------------------------------------------------
                                                     SEPTEMBER 30,    JUNE 30,    MARCH 31,    DECEMBER 31,   SEPTEMBER 30,
                                                         2001          2001         2001           2000           2000
                                                     ------------   ----------   -----------   ------------   ------------
SELECTED RATIOS
Annualized return on average assets                          1.23%        1.27%         1.28%          1.35%          1.34%
                                                     ============   ==========   ===========   ============   ============

Annualized return on average
   shareholders' equity                                     16.48%       17.46%        16.00%         17.35%         18.30%
                                                     ============   ==========   ===========   ============   ============

Net interest margin (tax equivalent)                         5.78%        5.77%         5.93%          5.72%          5.50%
                                                     ============   ==========   ===========   ============   ============

End of period book value per common share            $       4.53   $     4.32   $      4.16   $       3.98   $       3.80
                                                     ============   ==========   ===========   ============   ============

End of period common shares outstanding                    42,318       42,145        41,988         41,728         41,678
                                                     ============   ==========   ===========   ============   ============

Tangible book value per common share                 $       3.90   $     3.68   $      3.54   $       3.84   $       3.65
                                                     ============   ==========   ===========   ============   ============

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 7



                            STERLING BANCSHARES, INC.
                                    Unaudited
                             (Dollars in thousands)


                                                                                       QUARTER ENDED
                                                      ----------------------------------------------------------------------------
                                                                SEPTEMBER 30, 2001                       SEPTEMBER 30, 2000
                                                      --------------------------------------   -----------------------------------
YIELD ANALYSIS                                          AVERAGE                                 AVERAGE
                                                        BALANCE     INTEREST         YIELD      BALANCE      INTEREST     YIELD
                                                      -----------  -----------    ----------   ----------   ----------  ----------
INTEREST EARNING ASSETS:
Interest bearing deposits in financial institutions   $     1,297  $        22          6.73%       1,116   $       18        6.42%
Federal funds sold                                         26,297          298          4.50%      25,443          425        6.65%
Securites purchased under agreements to resell             60,591          866          5.67%      58,362        1,196        8.15%
Trading Assets                                             62,346        1,120          7.13%          --           --          --
Investment securities (taxable)                           285,914        4,400          6.11%     426,424        7,148        6.67%
Investment securities (tax-exempt)                         75,359          814          4.29%      77,586          867        4.45%
Loans (taxable)                                         1,731,870       37,299          8.54%   1,348,460       33,807        9.97%
Loans (tax-exempt)                                          4,437           76          6.80%         369            8        8.62%
                                                      -----------  -----------    ----------   ----------   ----------  ----------
  Total Interest Earning Assets                         2,248,111       44,895          7.92%   1,937,760       43,469        8.92%

NONINTEREST EARNING ASSETS:
Cash and due from banks                                    94,319                                  71,392
Premises and equipment, net                                55,631                                  46,250
Other assets                                              161,391                                 103,185
Allowance for credit losses                               (20,977)                                (15,744)
                                                      -----------                              ----------
  Total Noninterest Earning Assets                        290,364                                 205,083
                                                      -----------                              ----------

  TOTAL ASSETS                                        $ 2,538,475                               2,142,843
                                                      -----------                              ----------

INTEREST BEARING LIABILITIES:
Demand and savings deposits                           $   820,334  $     4,473          2.16%     619,828        5,204        3.34%
Certificates and other time deposits                      554,536        6,269          4.49%     451,140        6,432        5.67%
Other borrowings                                          183,164        1,794          3.89%     322,245        5,384        6.65%
Note payable                                                1,600           20          4.96%          52            1        7.65%
                                                      -----------  -----------    ----------   ----------   ----------  ----------
  Total Interest Bearing Liabilities                    1,559,634       12,556          3.19%   1,393,265       17,021        4.86%

NONINTEREST BEARING LIABILITIES:
    Demand deposits                                       706,271                                 550,847
    Other liabilities                                      25,118                                  12,324
Trust preferred securities                                 57,500                                  28,750
Shareholders' equity                                      189,952                                 157,657
                                                      -----------                              ----------
                                                          978,841                                 749,578
                                                      -----------                              ----------

  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $ 2,538,475                               2,142,843
                                                      ===========                              ==========
NET INTEREST INCOME & MARGIN                                       $   32,339           5.71%               $   26,448        5.43%
                                                                   ==========     ==========                ==========  ==========
NET INTEREST INCOME & MARGIN (TAX EQUIVALENT)                      $   32,744           5.78%               $   26,796        5.50%
                                                                   ==========     ==========                ==========  ==========

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 8



                            STERLING BANCSHARES, INC.
                                    Unaudited
                             (Dollars in thousands)


                                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                                                  2001                                       2000
                                                 ----------------------------------------   --------------------------------------
                                                   AVERAGE                                    AVERAGE
                                                   BALANCE       INTEREST        YIELD        BALANCE      INTEREST       YIELD
                                                 -----------   -----------    -----------   -----------   -----------  -----------
INTEREST EARNING ASSETS:
Interest bearing deposits in
   financial institutions                        $     1,176   $        57           6.48%  $     1,339   $        59         5.89%
Federal funds sold                                    25,841           854           4.42%       17,252           817         6.33%
Securites purchased under agreements
   to resell                                          47,084         2,080           5.91%       44,087         2,586         7.84%
Trading Assets                                        34,098         1,917           7.52%           --            --           --
Securities (taxable)                                 272,585        13,202           6.48%      438,202        22,264         6.79%
Securities (tax-exempt)                               76,919         2,504           4.35%       79,510         2,640         4.44%
Loans (taxable)                                    1,655,403       110,873           8.95%    1,305,204        95,825         9.81%
Loans (tax-exempt)                                     4,016           213           7.09%          428            27         8.43%
                                                 -----------   -----------    -----------   -----------   -----------  -----------
  Total Interest Earning Assets                    2,117,122       131,700           8.32%    1,886,022       124,218         8.80%

NONINTEREST EARNING ASSETS:
Cash and due from banks                               86,814                                     70,321
Premises and equipment, net                           53,070                                     45,490
Other assets                                         144,692                                     96,249
Allowance for credit losses                          (19,577)                                   (15,207)
                                                 -----------                                -----------
  Total Noninterest Earning Assets                   264,999                                    196,853
                                                 -----------                                -----------

  TOTAL ASSETS                                   $ 2,382,121                                $ 2,082,875
                                                 ===========                                ===========

INTEREST BEARING LIABILITIES:
Demand and savings deposits                      $   761,749   $    14,068           2.47%  $   614,585   $    14,408         3.13%
Certificates and other time deposits                 545,877        20,751           5.08%      430,662        17,378         5.39%
Other borrowings                                     173,857         5,830           4.48%      314,853        14,816         6.29%
Note payable                                           1,600            86           7.19%           18             1         7.42%
                                                 -----------   -----------    -----------   -----------   -----------  -----------
  Total Interest Bearing Liabilities               1,483,083        40,735           3.67%    1,360,118        46,603         4.58%

NONINTEREST BEARING LIABILITIES:
Demand deposits                                      647,388                                    530,133
Other liabilities                                     21,726                                     13,188
Trust preferred securities                            51,287                                     28,750
Shareholders' equity                                 178,637                                    150,685
                                                 -----------                                -----------
                                                     899,038                                    722,756
                                                 -----------                                -----------

  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $ 2,382,121                                $ 2,082,875
                                                 ===========                                ===========

NET INTEREST INCOME & MARGIN                                   $    90,965          5.74%                 $    77,615         5.50%
                                                               ===========   ===========                  ===========  ===========

NET INTEREST INCOME & MARGIN (TAX EQUIVALENT)                  $    92,165          5.82%                 $    78,695         5.57%
                                                               ===========   ===========                  ===========  ===========

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 9


                            STERLING BANCSHARES, INC.
                                    UNAUDITED
                (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)


SEGMENT REPORTING
                                                 QUARTER ENDED SEPTEMBER 30, 2001            QUARTER ENDED SEPTEMBER 30, 2000
                                           ------------------------------------------   ------------------------------------------
                                            COMMERCIAL      MORTGAGE                     COMMERCIAL     MORTGAGE
                                              BANKING        BANKING       COMBINED       BANKING        BANKING        COMBINED
                                           ------------   ------------   ------------   ------------   ------------   ------------
EARNINGS SUMMARY
Interest income                            $     44,895   $         --   $     44,895   $     43,469   $         --   $     43,469
Interest expense                                 12,556             --         12,556         17,021             --         17,021
                                           ------------   ------------   ------------   ------------   ------------   ------------
Net interest income                              32,339             --         32,339         26,448             --         26,448
Provision for loan losses                         3,120             --          3,120          2,405             --          2,405
Noninterest income                                6,276          7,895         14,171          4,740          5,737         10,477
Noninterest expense                              26,197          3,710         29,907         19,774          4,315         24,089
Conversion costs related to acquisitions          1,194             --          1,194             --             --             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
Earnings before income taxes                      8,104          4,185         12,289          9,009          1,422         10,431
Provision for income taxes                        2,702          1,714          4,416          2,645            587          3,232
                                           ------------   ------------   ------------   ------------   ------------   ------------
Net earnings                               $      5,402   $      2,471   $      7,873   $      6,364   $        835   $      7,199
                                           ============   ============   ============   ============   ============   ============

EFFICIENCY RATIO                                  66.66%         46.99%         63.37%         62.18%         75.21%         64.17%
                                           ============   ============   ============   ============   ============   ============


                                                   QUARTER ENDED SEPTEMBER 30, 2001          QUARTER ENDED SEPTEMBER 30, 2000
                                               ----------------------------------------  ----------------------------------------
                                                COMMERCIAL     MORTGAGE                   COMMERCIAL    MORTGAGE
                                                  BANKING      BANKING       COMBINED       BANKING      BANKING       COMBINED
                                               ------------  ------------  ------------  ------------  ------------  ------------
NONINTEREST INCOME
Customer service fees                          $      4,027  $         --  $      4,027  $      2,785  $         --  $      2,785
Bank-owned life insurance income                        518            --           518           491            --           491
Gain on sale of mortgage loans                           --         6,489         6,489            --         3,050         3,050
Debit card fees                                         248            --           248            76            --            76
Other                                                 1,483         1,406         2,889         1,388         2,687         4,075
                                               ------------  ------------  ------------  ------------  ------------  ------------
       Total                                   $      6,276  $      7,895  $     14,171  $      4,740  $      5,737  $     10,477
                                               ============  ============  ============  ============  ============  ============

NONINTEREST EXPENSE
Salaries and employee benefits                 $     14,500  $        687  $     15,187  $     11,389  $      2,325  $     13,714
Occupancy expense                                     3,426         1,123         4,549         2,631           949         3,580
Technology                                            1,214            82         1,296         1,000            28         1,028
Supplies                                                467           115           582           289            92           381
Goodwill amortization                                   309            71           380            46            68           114
Professional fees                                       651            86           737           559            35           594
Minority interest expense                             1,329           617         1,946           667           209           876
Other                                                 4,301           929         5,230         3,193           609         3,802
                                               ------------  ------------  ------------  ------------  ------------  ------------
       Total                                   $     26,197  $      3,710  $     29,907  $     19,774  $      4,315  $     24,089
                                               ============  ============  ============  ============  ============  ============

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 10



                            STERLING BANCSHARES, INC.
                                    UNAUDITED
                (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)



SEGMENT REPORTING
                                               NINE MONTHS ENDED SEPTEMBER 30, 2001        NINE MONTHS ENDED SEPTEMBER 30, 2000
                                           ------------------------------------------   ------------------------------------------
                                            COMMERCIAL      MORTGAGE                    COMMERCIAL      MORTGAGE
                                              BANKING        BANKING       COMBINED       BANKING       BANKING         COMBINED
                                           ------------   ------------   ------------   ------------   ----------     ------------
EARNINGS SUMMARY
Interest income                            $    131,700   $         --   $    131,700   $    124,218   $         --   $    124,218
Interest expense                                 40,735             --         40,735         46,603             --         46,603
                                           ------------   ------------   ------------   ------------   ----------     ------------
Net interest income                              90,965             --         90,965         77,615             --         77,615
Provision for loan losses                         8,592             --          8,592          6,774             --          6,774
Noninterest income                               17,212         29,172         46,384         14,068         13,941         28,009
Noninterest expense                              73,114         19,176         92,290         58,224         11,023         69,247
Conversion costs related to acquisitions          2,224             --          2,224             --             --             --
                                           ------------   ------------   ------------   ------------   ----------     ------------
Earnings before income taxes                     24,247          9,996         34,243         26,685          2,918         29,603
Provision for income taxes                        7,746          4,095         11,841          7,999          1,206          9,205
                                           ------------   ------------   ------------   ------------   ----------     ------------
Net earnings                               $     16,501   $      5,901   $     22,402   $     18,686   $      1,712   $     20,398
                                           ============   ============   ============   ============   ============   ============

EFFICIENCY RATIO                                  66.35%         65.73%         66.22%         62.26%         79.07%         64.44%
                                           ============   ============   ============   ============   ============   ============

                                             NINE MONTHS ENDED SEPTEMBER 30, 2001      NINE MONTHS ENDED SEPTEMBER 30, 2000
                                           ----------------------------------------  ----------------------------------------
                                            COMMERCIAL     MORTGAGE                   COMMERCIAL    MORTGAGE
                                              BANKING       BANKING      COMBINED       BANKING      BANKING       COMBINED
                                           ------------  ------------  ------------  ------------  ------------  ------------
NONINTEREST INCOME
Customer service fees                      $     10,713  $         --  $     10,713  $      8,182  $         --  $      8,182
Bank-owned life insurance income                  1,520            --         1,520         1,388            --         1,388
Gain on the sale of
       credit card loan portfolio                    --            --            --           237            --           237
Gain on sale of mortgage loans                       --        17,964        17,964            --         7,811         7,811
Debit card fees                                     599            --           599            78            --            78
Other                                             4,380        11,208        15,588         4,183         6,130        10,313
                                           ------------  ------------  ------------  ------------  ------------  ------------

       Total                               $     17,212  $     29,172  $     46,384  $     14,068  $     13,941  $     28,009
                                           ============  ============  ============  ============  ============  ============

NONINTEREST EXPENSE
Salaries and employee benefits             $     40,761  $     10,872  $     51,633  $     33,760  $      5,702  $     39,462
Occupancy expense                                 9,887         3,104        12,991         7,613         2,497        10,110
Technology                                        3,698           270         3,968         2,822            92         2,914
Supplies                                          1,161           323         1,484           892           300         1,192
Goodwill amortization                               665           208           873           138           200           338
Professional fees                                 1,894           168         2,062         1,483           102         1,585
Minority interest expense                         3,390         1,475         4,865         2,001           428         2,429
Other                                            11,658         2,756        14,414         9,515         1,702        11,217
                                           ------------  ------------  ------------  ------------  ------------  ------------
       Total                               $     73,114  $     19,176  $     92,290  $     58,224  $     11,023  $     69,247
                                           ============  ============  ============  ============  ============  ============

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 11



                     STERLING BANCSHARES, INC.
                             UNAUDITED
         (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)


                                                               SEPTEMBER 30,                    DECEMBER 31,
                                                                   2001              %              2000             %
                                                               -------------    -------------   -------------  -------------
LOAN PORTFOLIO
Commercial and industrial                                      $     492,157            28.25%  $     477,199          32.13%
Real estate:
     Commercial                                                      492,646            28.28%        447,113          30.11%
     One-to-four family available for sale                           177,868            10.21%        139,148           9.37%
     One-to-four family                                              137,128             7.87%        125,081           8.42%
     Multi-family                                                     36,297             2.08%         32,611           2.20%
     Construction & development                                      261,874            15.03%        134,482           9.06%
Consumer                                                             135,520             7.78%        126,925           8.55%
Other                                                                  8,756             0.50%          2,149           0.14%
                                                               -------------    -------------   -------------  -------------
Total loans (gross)                                                1,742,246           100.00%      1,484,708          99.98%
Unearned (discounts)/premiums                                            (87)            0.00%            282           0.02%
                                                               -------------    -------------   -------------  -------------
Total loans (net)                                              $   1,742,159           100.00%  $   1,484,990         100.00%
                                                               =============    =============   =============  =============


                                                               SEPTEMBER 30,    DECEMBER 31,
                                                                   2001            2000
                                                               -------------    -------------
INTANGIBLES
Goodwill                                                       $      26,475    $       5,952
Mortgage service intangibles                                          13,459              907
                                                               -------------    -------------
                                                               $      39,934    $       6,859
                                                               =============    =============

                                                               SEPTEMBER 30,    DECEMBER 31,
REGULATORY CAPITAL DATA                                            2001            2000
                                                               -------------    -------------
Tier 1 Capital                                                 $     221,413    $     190,547
Tier 1 Ratio                                                           10.24%           10.51%
Total Capital (Tier 1 + Tier 2)                                $     242,845    $     204,200
Total Capital Ratio                                                    11.24%           11.26%
Total Risk -Adjusted Assets                                    $   2,161,375    $   1,813,599
Tier 1 Leverage Ratio                                                   8.73%            9.10%



FUNDINGS AT MORTGAGE COMPANY

                                                                 ORIGINAL
                                                                PRODUCTION        REFINANCED        TOTAL
                                                               -------------    -------------   -------------
Quarter ended 3/31/00                                          $     242,001    $      13,466   $     255,467
Quarter ended 6/30/00                                          $     335,992    $      26,094   $     362,086
Quarter ended 9/30/00                                          $     346,075    $      24,794   $     370,869
Quarter ended 12/31/00                                         $     339,534    $      41,802   $     381,336
Quarter ended 3/31/01                                          $     369,974    $     125,188   $     495,162
Quarter ended 6/30/01                                          $     511,384    $     159,409   $     670,792
Quarter ended 9/30/01                                          $     492,523    $     122,649   $     615,172

Sterling Bancshares, Inc., News Release
October 18, 2001
Page 12


                            STERLING BANCSHARES, INC.
                                    UNAUDITED
                (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)


                                                                           SEPTEMBER 30,   DECEMBER 31,
                                                                               2001           2000
                                                                           -------------  -------------
SUPPLEMENTAL DATA
Held to maturity securities - fair value                                   $      82,852  $      91,061
Held to maturity securities - book value                                   $      80,504  $      90,927
Available for sale securities - fair value                                 $     270,708  $     217,275
Available for sale securities - amortized cost                             $     263,772  $     215,680
Pledged securities - book value                                            $     186,046  $     241,642
Common dividends per share                                                 $       0.037  $       0.033
EOP employees - Sterling Bank (FTEs)                                                 897            743
EOP employees - Lone Star Bank (FTEs)                                                 66             67
EOP employees - mortgage company (FTEs)                                              578            351
Total number of banking offices                                                       36             28


                                                                           52 WEEK HIGH    52 WEEK LOW
                                                                           -------------  -------------
Stock price (close)                                                        $       15.65  $        9.67